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                              February 23, 2022

       Jonathan Herzog
       President and Chief Executive Officer
       OKMIN RESOURCES, INC.
       16501 Ventura Boulevard
       Suite 400
       Encino, CA 91436

                                                        Re: OKMIN RESOURCES,
INC.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed February 22,
2022
                                                            File No. 000-56381

       Dear Mr. Herzog:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10 filed February 22, 2022

       General

   1. Please update the financial information in your filing to include the interim period ended
                                                        December 31, 2021.
Refer to Rule 8-08 of Regulation S-X.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jonathan Herzog
OKMIN RESOURCES, INC.
February 23, 2022
Page 2

         You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact
Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at
(202) 551-3763 with any other questions.



                                                         Sincerely,
FirstName LastNameJonathan Herzog
                                                         Division of
Corporation Finance
Comapany NameOKMIN RESOURCES, INC.
                                                         Office of Energy &
Transportation
February 23, 2022 Page 2
cc:       Steve Taylor
FirstName LastName